EXHIBIT 12.2
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollars in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings (loss) from continuing operations	$(195,408)	$987,744	$714,151	$300,988	$215,815
Add:
Minority interest	3,837	4,814	3,451	5,243	4,875
Income taxes	68,011	68,855	29,786	26,672	43,562
Interest expense	341,305	368,512	295,629	176,698	152,537

Earnings as adjusted	$217,745	$1,429,925	$1,043,017	$509,601	$416,789

Combined fixed charges and preferred share dividends:
Interest expense	$341,305	$368,512	$295,629	$176,698	$152,537
Capitalized interest	148,685	121,656	95,635	63,020	37,374

Total fixed charges	$489,990	490,168	391,264	239,718	189,911
Preferred share dividends	25,423	25,423	25,416	25,416	25,746

Combined fixed charges and preferred share dividends	$515,413	$515,591	$416,680	$265,134	$215,657

Ratio of earnings as adjusted to combined fixed charges and preferred share dividends	0.4	2.8	2.5	1.9	1.9

(1)	The loss from continuing operations for 2008 includes impairment charges of $901.8 million that are discussed in our Consolidated Financial Statements in Item 8. Due to these impairment charges, our combined fixed charges and preferred share dividends exceed our earnings as adjusted by $297.7 million.